ADVANCED ENERGY INDUSTRIES, INC.
1625 Sharp Point Drive
Fort Collins, Colorado 80525
December 23, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Gary Todd, Accounting Reviewer
          Division of Corporation Finance

Re:	Advanced Energy Industries, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009
Dear Sir:
This letter is written in response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) received via mail by the undersigned on December 14, 2009 regarding the above captioned Form 10-K of Advanced Energy Industries, Inc. (the “Company”, “us”, “we”, “our”). We understand that your comment is an attempt to further clarify the original response provided by us in a letter dated November 9, 2009 in regard to this same Item 13. Our response to the Staff’s clarifying comment is set forth below the text of the comment from your most recent letter, retaining the numbering from your letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K. Please find below the Company’s responses to the Staff’s comment.
Item 13. Certain Relationships and Related Transactions, page 53
1.	Please confirm that you will include the information in your supplemental response to comment 10 in your next filing.
Response:
We confirm that we will include the information in our supplemental response dated November 9th in our next filing which will be the Form 10-K for the fiscal year ending December 31, 2009.
* * * * *

Securities and Exchange Commission
December 23, 2009

In accordance with the Staff’s request in its comment letter and with respect to the above-captioned Form 10-K of Advanced Energy Industries, Inc., the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
The Company would welcome the opportunity to discuss any questions the Staff may have regarding the Company’s responses to its comment letter. Please do not hesitate to call the undersigned at (970) 407-6570 if you have further comments or if you require any additional information.

Sincerely,
/s/ Lawrence D. Firestone
Lawrence D. Firestone
Executive Vice President and Chief Financial Officer